UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

012423109

(CUSIP Number)

Lauro Cinquantasette S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Enrico Ricotta

+39-02-8695221

Lauro Quarantotto S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Marco Carotenuto

+39-02-8695221

Clessidra S.G.R. S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Riccardo Bruno

+39-02-8695221

With copies to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Maurizio Levi-Minzi, Esq.

(212) 909-6306

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 012423109           13D

1	NAME OF REPORTING PERSON Lauro Cinquantasette S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16.49% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement (as defined below in Item 6) or the Lauro 57 Shareholders Agreement (as defined below in Item 5(c) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage of ownership.

2

CUSIP No. 012423109           13D

1	NAME OF REPORTING PERSON Lauro Quarantotto S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement (as defined below in Item 6) or the Lauro 57 Shareholders Agreement (as defined below in Item 5(c) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage of ownership.

3

CUSIP No. 012423109           13D

1	NAME OF REPORTING PERSON Clessidra S.G.R. S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement (as defined below in Item 6) or the Lauro 57 Shareholders Agreement (as defined below in Item 5(c) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage of ownership.

4

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 (the “Common Stock”), issued by Albany Molecular Research, Inc. (the “Issuer”), whose principal executive offices are located at 26 Corporate Circle, Albany, NY 12203.

Item 2.  Identity and Background.

(a)	This statement is being filed by the following persons:

(i)	Lauro Cinquantasette S.p.A, a company organized under the laws of Italy (“Lauro 57”);

(ii)	Lauro Quarantotto S.p.A., a company organized under the laws of Italy (“Lauro 48”); and

(iii)	Clessidra S.G.R. S.p.A., a company organized under the laws of Italy (“Clessidra”, and together with Lauro 57 and Lauro 48, the “Reporting Persons”, and each, a “Reporting Person”).

(b)          The address of the principal executive office of each of the Reporting Persons is Via del Lauro, 7, 20121 Milano, Italy.

(c)          Each of the Reporting Person’s principal business address is in Italy. Lauro 57 and its subsidiaries operate in Italy, France, Germany and the United States of America in the active pharmaceutical ingredients sector and in the customs synthesis and fine chemicals segments. Lauro 48 is an investment entity controlled by Clessidra on behalf of the private equity fund Clessidra Capital Partners II (“CCPII”). Clessidra is an asset management company authorized by the Bank of Italy that manages private equity funds, including CCPII, that invest in medium to large sized companies in different industries.

Information with respect to the directors and executive officers of the Reporting Persons is set forth in Annex A and incorporated herein by reference.

(d)          During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Persons are each organized under the laws of Italy.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

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Item 4.   Purpose of the Transaction.

This statement is being filed in connection with the Share Purchase Agreement, by and between the Issuer and Lauro 57, dated May 5, 2016 (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, as amended from time to time, the Issuer indirectly through a wholly owned subsidiary purchased from Lauro 57 100% of the capital stock of Prime European Therapeuticals S.p.A., a company organized under the laws of Italy, for an aggregate purchase price of €315 million, including (i) €164 million in cash, (ii) the issuance of 7,051,295 shares of common stock, $0.01 par value of the Issuer (the “Consideration Shares”), and (iii) €55 million in deferred cash consideration payable to Lauro 57 in the form of two notes issued by Albany Molecular Luxembourg S.à.r.l., an affiliate of the Issuer (collectively, the “Transaction”). The Transaction closed on July 11, 2016.

Lauro 57 acquired the Common Stock of the Issuer in the Transaction for investment purposes. Subject to the provisions of the Lauro 57 Shareholders Agreement (as defined below in Item 5), the Memorandum of Understanding (as defined below in Item 5), the Registration Rights and Lock-Up Agreement (as defined below in Item 6) and the Stockholders Agreement (as defined below in Item 6), in connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including the performance of the Common Stock in the market, the attractiveness of alternative business and investment opportunities, the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects and general stock market and economic conditions), the Reporting Persons (directly or indirectly) (i) may from time to time dispose of all or a portion of the Common Stock acquired pursuant to the Transaction, (ii) may or may not in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock of the Issuer, through open market purchases, negotiated transactions, tender offer, merger or otherwise or (iii) may or may not change such Reporting Person’s intention with respect to any or all of the matters referred to in this Item 4. Future purchases will depend on market, business and economic conditions, availability of capital, factors relating to the Issuer (including the market price of Common Stock) and other factors that the Reporting Persons may consider relevant. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will (directly or indirectly) purchase any additional shares of Common Stock or dispose of any shares of Common Stock.

The foregoing descriptions of the Share Purchase Agreement and the Transaction do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Share Purchase Agreement, listed as Exhibit 7.1 hereto, is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)          The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 35,702,763 shares of Common Stock of the Issuer outstanding as of May 4, 2016, as reported in the Subscription Agreement (as defined below in Item 6), dated May 5, 2016, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2016, plus 7,051,295 shares of Common Stock issued to Lauro 57 pursuant to the Stock Purchase Agreement for the Transaction that closed on July 11, 2016.

6

As of the date hereof, Lauro 57 directly owns 7,051,295 shares of Common Stock of the Issuer (approximately 16.49% of the total number of shares of Common Stock outstanding). Lauro 48 directly owns 41.34% of the total capital stock of Lauro 57 (and thereby indirectly holds 6.82% of the Issuer). Clessidra owns 100% of the total capital stock of Lauro 48 (and thereby indirectly holds 6.82% of the Issuer). Clessidra is an exempt reporting adviser (SEC file number: 802-75612) that operates and manages investments in the interest of CCPII.

To the extent that the parties to the Stockholders Agreement (as defined below in Item 6) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and any Reporting Person may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, any Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock held by such other parties.

(b)          Lauro 57 has the power to vote or direct the vote, and the power to dispose or direct the disposition of, all such 7,051,295 shares of Common Stock. The business of Lauro 57, including voting and disposition of the Consideration Shares, is directed by its board of directors. None of Lauro 57’s shareholders independently control Lauro 57, but Lauro 48, through a Patto Parasociale Consolidato (i.e., a Shareholders Agreement) entered into with the other shareholders of Lauro 57 (the “Lauro 57 Shareholders Agreement”), has the power to appoint four directors to Lauro 57’s board of directors and all such directors must approve of any disposition of any securities held by Lauro 57 valued in excess of €10 million. Additionally, under the Lauro 57 Shareholders Agreement, Lauro 48 has certain “drag along” rights with respect to the stock in Lauro 57. Lauro 48 is wholly owned and controlled by Clessidra. Clessidra is an exempt reporting adviser (SEC file number: 802-75612) that operates and manages investments in the interest of CCPII.

The foregoing description of the Lauro 57 Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Lauro 57 Shareholders Agreement, listed as Exhibit 7.2 hereto, is incorporated herein by reference.

To the extent that the parties to the Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other shareholder parties to the Lauro 57 Shareholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

Additionally, Lauro 48 and the other shareholders of Lauro 57 have entered into a Memorandum of Understanding (the “Memorandum of Understanding”), dated July 4, 2016, that is non-binding (other than with respect to certain terms concerning distributions) to amend the Lauro 57 Shareholders Agreement (as amended, the “Amended Lauro 57 Shareholders Agreement”).  Following such amendment, Lauro 48 and Mandarin Capital Partners Secondary S.c.a. SICAR (“Mandarin”), a Lauro 57 shareholder, will each have the power to appoint a director to Lauro 57’s board of directors and each such director appointed by Lauro 48 and Mandarin must approve any disposition of the Issuer’s Common Stock held by Lauro 57.

7

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Memorandum of Understanding, listed as Exhibit 7.3 hereto, is incorporated herein by reference.

To the extent that the parties to the Memorandum of Understanding may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other shareholder parties to the Memorandum of Understanding, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

(c)          Except in connection with the Transaction described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons.

(d)          Except as otherwise described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 (including the information concerning the Share Purchase Agreement and the Lauro 57 Shareholders Agreement) are incorporated into this Item 6 by reference.

Registration Rights and Lock-Up Agreement.

On May 5, 2016, the Issuer and Lauro 57 entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”). The Registration Rights and Lock-Up Agreement provides that, as soon as practicable after the closing of the Transaction, the Issuer shall file a “shelf registration statement” with the Securities Exchange Commission for the resale of the Consideration Shares by the Participating Holders (as defined therein) who will own a portion of the Consideration Shares. The Registration Rights and Lock-Up Agreement also provides for demand registration rights and piggyback registration rights under certain circumstances, for any Participating Holders who will own a portion of the Consideration Shares. Moreover, the Registration Rights and Lock-Up Agreement imposes a 180-day lockup period on any sales, transfers, hedges or similar dispositions of the Consideration Shares. The Registration Rights and Lock-Up Agreement permits any Participating Holder to distribute or otherwise transfer its Registrable Shares (as defined therein) and its rights and obligations under the Registration Rights and Lock-Up Agreement to a Permitted Transferee (as defined therein).

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Registration Rights and Lock-Up Agreement, listed as Exhibit 7.4 hereto, is incorporated herein by reference.

8

Stockholders Agreement.

At the closing of the Transaction, the Issuer, Lauro 57 and certain stockholders of the Issuer and Lauro 57 identified therein (the “Stockholders”) entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement provides that, on and after the closing of the Transaction, Lauro 57 shall have the right to select a designee to be elected to the board of directors of the Issuer (the “Board”) as a Class II director (the “Seller Designee”), subject to certain director qualifications set forth in the Issuer’s organizational documents. Thereafter, among other conditions, for so long as: (i) Lauro 57 beneficially owns at least 5% of the Issuer; (ii) within two years from the date of the closing of the Transaction, Lauro 57’s Stockholders together or individually own more than 50% of the equity interest in Lauro 57 and (iii) such time after the two-year period from the date of the closing of the Transaction, Lauro 57’s Stockholders together or individually own more than 35% of the equity interest in Lauro 57 and have control (as such term is used in the definition of “Affiliate” as defined in the Stockholders Agreement) of the board of directors of Lauro 57, the Board shall include the Seller Designee as a Class II Board nominee. The Stockholders Agreement will terminate if Lauro 57 no longer meets the requirements described above, or if there is a sale of the Issuer, including the sale of substantially all of the assets or stock of the Issuer or a merger or consolidation of the Issuer resulting in the Issuer’s stockholders owning less than 50% of the voting stock of the surviving company.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Stockholders Agreement, listed as Exhibit 7.5 hereto, is incorporated herein by reference.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

Subscription Agreement.

On May 5, 2016, the Issuer and Lauro 57 entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which Lauro 57 subscribed for and agreed to acquire the Consideration Shares at the closing of the Transaction, subject to certain conditions.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Subscription Agreement, listed as Exhibit 7.6 hereto, is incorporated herein by reference.

9

Except for the Share Purchase Agreement, Lauro 57 Shareholders Agreement, the Memorandum of Understanding, the Registration Rights and Lock-Up Agreement, the Stockholders Agreement and the Subscription Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements. The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

7.1	Share Purchase Agreement, by and between the Issuer and Lauro 57, dated as of May 5, 2016, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, dated May 5, 2016 (001-35622).

7.2	Lauro 57 Shareholders Agreement, dated July 8, 2015, by and among Lauro 48 and certain shareholders of Lauro 57 (Unofficial English translation).

7.3	Memorandum of Understanding, dated July 4, 2016, by and among Lauro 48 and certain shareholders of Lauro 57 (Unofficial English translation).

7.4	Registration Rights and Lock-Up Agreement, by and between the Issuer and Lauro 57, dated as of May 5, 2016, incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, dated May 5, 2016 (001-35622).

7.5	Stockholders Agreement, by and among the Issuer, Lauro 57, Lauro 48 (solely for purposes of Section 5.2 therein) and certain stockholders of the Issuer and Lauro 57 identified therein, dated as of July 11, 2016, incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, dated July 7, 2016 and filed on July 12, 2016 (001-35622).

7.6	Subscription Agreement, by and between the Issuer and Lauro 57, dated as of May 5, 2016, incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated May 5, 2016 (001-35622).

7.7	Joint Filing Agreement, dated July 18, 2016, by and among Lauro 57, Lauro 48 and Clessidra.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2016

LAURO CINQUANTASETTE S.P.A.

By:	/s/ Enrico Ricotta
	Name:	Enrico Ricotta
	Title:	Director

LAURO QUARANTOTTO S.P.A.

By:	/s/ Marco Carotenuto
	Name:	Marco Carotenuto
	Title:	Chairman

CLESSIDRA S.G.R. S.P.A.

By:	/s/ Riccardo Bruno
	Name:	Riccardo Bruno
	Title:	Director

ANNEX A

Unless otherwise indicated below, the business address of the directors and executive officers of Lauro 57, Lauro 48 and Clessidra is Via del Lauro, 7, 20121 Milano, Italy. Each occupation set forth opposite such person’s name refers to employment with the Reporting Persons. To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Directors and Executive Officers of the Reporting Persons.

Lauro 57:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Piero Alonzo	Director & CEO	N/A	Italy
Marco Carotenuto	Director	N/A	Italy
Emiliano Nitti	Director	N/A	Italy
Enrico Ricotta	Director	N/A	Italy
Carlo Luigi Rossi	Director	N/A	Italy
Alberto Mangia	Director	N/A	Italy
Giovanni Campolo	Director	N/A	Italy

Lauro 48:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Monica Maria Bianca Magrassi	Director & CEO	N/A	Italy
Marco Carotenuto	Director	N/A	Italy
Emiliano Nitti	Director	N/A	Italy

Clessidra:

Name	Occupation and Business Address	Number of Shares of Common Stock Owned	Citizenship
Piero Alonzo	Director & CEO	N/A	Italy
Francesco Trapani	Director	N/A	Italy
Riccardo Bruno	Director	N/A	Italy
Manuel Antonio Catalano	Director	N/A	Italy
Giulio Lanciotti	Director	N/A	Italy
Stefano Russo	Director	N/A	Italy
Giuseppe Turri	Director	N/A	Italy
Mario Fera	Director	N/A	Italy
Galeazzo Pecori Giraldi	Director	N/A	Italy
Monica Maria Bianca Magrassi	COO	N/A	Italy